UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from        to

Commission File Number 1-3526

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE SOUTHERN COMPANY
EMPLOYEE SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE SOUTHERN COMPANY
30 Ivan Allen Jr. Boulevard, NW
Atlanta, Georgia 30308

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN
TABLE OF CONTENTS
Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1-2
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2020 AND 2019 AND FOR THE YEAR ENDED DECEMBER 31, 2020:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5-15
SUPPLEMENTARY SCHEDULE AS OF DECEMBER 31, 2020
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	16

NOTE:    All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS

23.1	Consent of Warren Averett, LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator
The Southern Company Employee Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Southern Company Employees Savings Plan (the Plan) as of December 31, 2020 and 2019, and the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The Schedule of Assets (Held at End of Year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Warren Averett, LLC

Atlanta, Georgia
June 28, 2021

We have served as the Plan’s auditor since 2016.

The Southern Company Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
ASSETS

Participant-directed investments at fair value	$7,828,001,608	$7,438,371,506

Receivables
Notes receivable from participants	122,381,706	125,140,970
Accrued interest	25,426	2,419
Total Receivables	122,407,132	125,143,389

Cash	1,717,735	546,133

NET ASSETS AVAILABLE FOR BENEFITS	$7,952,126,475	$7,564,058,609

See notes to the financial statements.

The Southern Company Employee Savings Plan
Statement of Changes in Net Assets
Available for Benefits
For the Year Ended December 31, 2020

ADDITIONS

Contributions from participants	$242,580,367
Contributions from participant rollovers	11,914,505
Contributions from employers	118,874,685
Interest on notes receivable from participants	5,418,397
Interest and dividend income	243,214,411

Net appreciation in fair value of investments	424,498,212

TOTAL ADDITIONS	1,046,500,577

DEDUCTIONS

Benefits paid to participants or beneficiaries	656,830,293
Administrative expenses and other	1,602,418

TOTAL DEDUCTIONS	658,432,711

NET INCREASE	388,067,866

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of Year	7,564,058,609
End of Year	$7,952,126,475

See notes to the financial statements.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN
General. The following description of The Southern Company Employee Savings Plan (the “Plan”) is provided for general information purposes only. Readers should refer to the Plan and other documents relating to the Plan for more complete information.
The Plan is a defined contribution plan administered by the Southern Company Employee Savings Plan Committee (the “Committee”), as designated in the Plan. The Committee is appointed by the Board of Directors of Southern Company Services, Inc. (the “Plan Sponsor”). The Plan covers substantially all employees and certain former employees and retirees of the following subsidiaries of The Southern Company (the “Company”): Alabama Power Company, Georgia Power Company, Mississippi Power Company, Southern Company Services, Inc., Southern Communications Services, Inc., Southern Power Company, Southern Nuclear Operating Company, Inc. and Southern Company GAS’ affiliated companies (collectively, referred to as the “Employing Companies”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the Internal Revenue Code of 1986, as amended (the “IRC”).
Plan Administration. The trustee and recordkeeper of the Plan are Bank of America, N.A. (the “Trustee”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated, respectively.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN - CONTINUED
Participation. Employees meeting certain criteria, as defined by the Plan, may elect to participate in the Plan as of the first day of any payroll period after the employee’s first day of employment or as soon as administratively practicable thereafter. Employees who do not make an affirmative election will be automatically enrolled after their first 30 days of employment.
Contributions. Participants may elect to make before-tax, Roth after-tax, or regular after-tax contributions, or a combination thereof of up to 50% of eligible compensation, as defined by the Plan. Participants may change the percentage of their contributions at any time. Contributions are subject to certain IRC limitations. Participants also may contribute by rolling over to the Plan amounts representing distributions from other qualified defined benefit plans, defined contribution plans, or eligible individual retirement accounts. Participants who attained age 50 before the end of the year are eligible to make catch-up contributions in accordance with limits as prescribed by the IRC.
Employees who are automatically enrolled are deemed to have elected a default contribution rate of six percent of compensation, provided that eligible employees may elect at any time to change the default elections as otherwise permitted by the terms of the Plan.
The Employing Companies’ contributions (“Employer Matching Contributions”) are discretionary and determined by the Board of Directors of the Plan Sponsor. For the year ended December 31, 2020, the Employing Companies contributed, on behalf of the participants, a portion of the first 6% of eligible compensation. If a participant contributes 6%, the Employer Matching Contribution is 5.1%.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN - CONTINUED
The Board of Directors of the Plan Sponsor reserves the right to discontinue or change the Employer Matching Contributions at any time; however, it has not expressed any intent to make any changes at the present time.
Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Employer Matching Contributions, and an allocation of Plan earnings based on the participant’s investment elections, and charged with certain administrative expenses and any withdrawals and allocations of Plan losses based on the participant’s investment elections. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investment Options. Participants’ contributions may be invested in 1% increments into any of the investment options offered by the Plan. The Plan offers a participant-directed brokerage account that allows participants to purchase publicly traded securities, mutual funds, and fixed income instruments. Participants may change their investment options at any time.
Vesting. Participants are immediately vested in the total value of their accounts - both employee and Employer Matching Contributions.
Notes Receivable from Participants. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined by the Committee. The term of the loan may not be less than 12 months or more than 60 months. However, if the loan is to be used to purchase a principal residence, the term of the loan may be up to 15 years. Generally, principal and interest are paid ratably through payroll deductions. Participants also may repay an outstanding loan in full at any time.

The Southern Company Employee Savings Plan
Notes to Financial Statements

A.    DESCRIPTION OF THE PLAN - CONTINUED
Effective April 29, 2020, the Plan adopted the temporary loan repayment deferral provision of the Coronavirus Aid, Relief, and Economic Security ("CARES") Act. The deferral provision adopted by the Plan allowed qualified Plan participants to defer existing plan loan repayments until December 31, 2020.
Payment of Benefits. Upon retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s account or annual installments over a period of up to 20 years or may defer the distribution of the account. However, the participant must begin receiving payments by April 1 of the calendar year following the later of the calendar year in which the participant reaches age 72 or terminates with the Company. On termination of service due to death or disability, or for other reasons, a participant or beneficiary may receive the value of his or her account as a lump-sum distribution.
Each participant may elect to receive a cash distribution of all or a portion of the dividends payable on the shares of the Company’s common stock credited to the participant’s account as of the record date of the dividend. The dividends payable on the shares of the Company’s common stock credited to the account of a participant who does not elect to receive a cash distribution are reinvested in the participant’s account in shares of the Company’s common stock. Payments of the cash distributions for dividends payable are made as soon as administratively practicable after the payable date of the dividend but no later than 90 days after the end of the Plan year that includes such payable date. A participant’s election to receive cash distributions of dividends payable on the Company’s common stock is revoked automatically upon his or her death.
The Plan also adopted the distribution provision of the CARES Act. A CARES Act distribution allowed the Plan's participants to take a COVID-19 related distribution up to $100,000 from the Plan from January 1, 2020 through December 31, 2020.

The Southern Company Employee Savings Plan
Notes to Financial Statements

B.    SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).
Use of Estimates. The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties. The Plan provides for various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition. The Plan’s investments are stated at fair value. Quoted market prices are used to value all readily marketable securities. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Money market funds are valued at the quoted price of shares held by the Plan. Common collective trust funds are valued at the net asset value (“NAV”) of units of a collective trust fund. The NAV, as provided by the custodian of the respective fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily.

The Southern Company Employee Savings Plan
Notes to Financial Statements

B.    SUMMARY OF ACCOUNTING POLICIES - CONTINUED
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The Plan presents, in the statement of changes in net assets available for benefits, the appreciation in the fair value of its investments, which consists of realized and unrealized gains and losses of those investments.
Notes Receivable from Participants. Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Payments of Benefits. Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $3,582,422 and $2,223,274 as of December 31, 2020 and 2019, respectively.
Administrative and Investment Management Fees. Brokerage commissions, transfer taxes, and any other expenses resulting from purchases and sales of securities within investment funds are charged to the various investment funds. Commissions on individual securities traded through the participant directed brokerage option are charged to the participant making the trade.
In addition, investment management fees for all funds, except Company common stock, are charged to Plan assets.
Certain reasonable Plan administration expenses approved in accordance with Plan requirements may be paid from Plan assets. These fees include recordkeeping fees and auditing and consulting fees.

The Southern Company Employee Savings Plan
Notes to Financial Statements

C.    FAIR VALUE MEASUREMENT
Financial Accounting Standards Board Accounting Standard Codification Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.
Level 2 —	Observable prices that are based on inputs not quoted on active markets but corroborated by market data.
Level 3 —	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Plan Sponsor’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2020 and 2019.

	Level 1	Level 2		Total
December 31, 2020

Southern Company Common Stock	$2,660,526,606	$		$2,660,526,606
Money Market Funds	3,764,739			3,764,739
Self-Directed Investments	559,663,593	85,852,423		645,516,016

Total Investments in Hierarchy	$3,223,954,938		$85,852,423	3,309,807,361

Investments Valued at NAV
Common Collective Trusts (1)(2)				4,518,194,247

Total investments at fair value				$7,828,001,608

The Southern Company Employee Savings Plan
Notes to Financial Statements

C.    FAIR VALUE MEASUREMENT - CONTINUED

	Level 1	Level 2		Total
December 31, 2019

Southern Company Common Stock	$2,775,084,340	$		$2,775,084,340
Money Market	2,229,603			2,229,603
Self-Directed Investments	371,496,536	86,942,089		458,438,625

Total Investments in Hierarchy	$3,148,810,479		$86,942,089	3,235,752,568

Investments Valued at NAV
Common Collective Trusts (1)(2)				4,202,618,938

Total investments at fair value				$7,438,371,506

(1)Certain investments measured at NAV per unit (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented are intended to permit reconciliation of the fair value hierarchy to the statement of net assets available for benefits.
(2)Measured using the NAV per unit (or its equivalent) as a practical expedient and held in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity.

The Southern Company Employee Savings Plan
Notes to Financial Statements

D.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common collective trust funds managed by BlackRock, Inc., a company in which the Trustee holds a substantial but not majority ownership interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At December 31, 2020 and 2019, the Plan held 43,309,891 and 43,564,903 shares, respectively, of common stock of the Company at a fair value of $2,660,526,606 and $2,775,084,340, respectively, with a cost basis of $2,728,239,841 and $2,005,416,903, respectively. During the year ended December 31, 2020, the Plan recorded related dividend income of $110,283,583.
E.    PLAN TERMINATION
Although it has not expressed any intention to do so, the Plan Sponsor has the right under the Plan to discontinue Employer Matching Contributions at any time and/or to terminate the Plan subject to the provisions set forth in ERISA. If the Plan is terminated, participants will remain 100% vested in their accounts.
F.    FEDERAL INCOME TAX STATUS
The Internal Revenue Service (“IRS”) has determined and informed the Plan Sponsor by a letter dated September 23, 2015 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Committee believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Southern Company Employee Savings Plan
Notes to Financial Statements

F.    FEDERAL INCOME TAX STATUS - CONTINUED
GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

G.    SUBSEQUENT EVENT
Management has evaluated subsequent events through June 28, 2021, which is the date the financial statements were issued.

H.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
Amounts allocated to withdrawing participants as of December 31, 2020 and 2019 in the amount of $3,582,422 and $2,223,274, respectively, are recorded on the Form 5500 for benefits payments that have been processed and approved for payment prior to year-end but not paid as of that date. In accordance with GAAP, the financial statements do not reflect deemed distributions of loans in default without post default payments while Schedule H of the Form 5500 reflects these as distributions.

The Southern Company Employee Savings Plan
Notes to Financial Statements

H.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2020 and 2019 to the Form 5500:

	2020	2019
Net Assets Available for Benefits	$7,952,126,475	$7,564,058,609

Less: Deemed loan distributions	(1,570,446)	(1,516,278)

Less: Amounts allocated to withdrawing participants	(3,582,422)	(2,223,274)
Net Assets Available for Benefits per Form 5500	$7,946,973,607	$7,560,319,057
The following is a reconciliation of net increase per the financial statements for the year ended December 31, 2020 to the net income per Form 5500:

Net increase	$388,067,866

Less: Amounts allocated to withdrawing participants 2020	(3,582,422)
Add: Amounts allocated to withdrawing participants 2019	2,223,274
Net Change: Deemed Loans	(54,168)
Net income per Form 5500	$386,654,550

Supplementary Schedule

Form 5500, Schedule H, Part IV, Line 4i
Plan Sponsor’s EIN: 63-0274273
Plan Number: 002

The Southern Company Employee Savings Plan
Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value

*	The Southern Company	Common Stock	**	$2,660,526,606

*	BlackRock	BIF Money Market	**	3,764,739
*	BlackRock	BlackRock Russell 2000 Index Fund	**	697,898,084
*	BlackRock	BlackRock EAFE Equity Index Fund	**	769,703,337
	Short-term Investment
	Fund	Common Collective Trust	**	605,591,647
	Vanguard	Vanguard 500 Index Fund	**	1,628,548,877
	Northern Trust	Northern Trust Collective Aggregate Bond Index Fund (Tier Three)	**	816,452,300
	Various	Self-Directed Accounts	**	645,516,016
*	Participant Loans	Interest rates range from 3.25% to 10.0% with maturity dates through 2025	-0-	120,811,260
	TOTAL			$7,948,812,866

*	Party-in-interest
**	Cost information is not required as all investments are participant-directed

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, The Southern Company Employee Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE SOUTHERN COMPANY EMPLOYEE SAVINGS PLAN /s/James M. Garvie
James M. Garvie Senior Vice President, Total Rewards and Corporate HR Southern Company Services, Inc. Member of the Southern Company Employee Savings Plan Committee

June 28, 2021